April 13, 2006

United States Securities and Exchange Commission
Office of Small Business Operations
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549 - 6010

Attention:       H. Jeffrey P. Riedler, Assistant Director

            Re:      Lodge Bay Oil & Gas Corp.
                        Registration Statement on Form SB-2

Dear Mr. Riedler:

We have received and read your letter dated March 31, 2006, regarding the Registration Statement on Form SB-2 filed by Lodge Bay Oil & Gas Corp., a Nevada corporation.  The purpose of this letter is to respond, in writing, to the comments specified in that letter.  Please note, the responses in this letter are numbered in such a manner as to correspond to the comments in that letter.  Accordingly, please be informed as follows.

  Comment duly noted.

  We have changes the disclosure to make it clear that the Company currently has only one director and officer, that being Mr. Barry Swanson.  Officers and directors was left plural only where referencing general guidelines that would apply to the Board going forward.

  Our disclosure has been revised in general to clarify that the Company is currently engaged in the exploration of an oil and gas property, and potentially oil and gas properties in the future, and we have made appropriate changes to address each of the specific concerns you indicated.

  The disclosure has been so updated.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
April 13, 2006

  We have added such a statement, under its own heading, towards the end of the “Description of Business Section”.

  The disclosure has been so amended to clarify the points indicated in plain English.

  The disclosure has been so highlighted.

  The disclosure has been so updated to explain the meaning of the word “spudded” following first use of the word in the Registration Statement.

  The Risk Factor subheadings have been amended accordingly.

  An additional risk factor addressing this risk, entitled “We Have a Large Number of Authorized but Unissued Shares, Which May Allow the Board to Significantly Dilute Stockholders’ Equity Without Shareholder Approval” has been added to the disclosure.

  An additional risk factor addressing this risk, entitled “The Loss of Our Key Person, Mr. Barry Swanson or Our Failure to Attract and Retain Additional Personnel Could Adversely Affect Our Business” has been added to the disclosure.

  The disclosure has been so amended to state that we have had no revenue to date.

  The disclosure has been so amended to discuss the rate at which we are currently burning cash on a monthly basis.

  The disclosure has been so amended.

  This risk factor has been divided into two separate risk factors, as requested.  The two new risk factors are titled “Oil and Gas Resources, Even If Discovered, May Not be Commercially Viable Because They May not Contain Commercially Viable Quantities” and “Oil and Gas Resources, Even If Discovered, May Contain Certain Hazards Which May, in Turn, Create Certain Liabilities or Prevent the Resource From Being Commercially Viable”, respectively.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
April 13, 2006

  Please note, we have included in the “Risk Factors” portion of the Prospectus information regarding the treatment of our common stock as “penny stock”.

  The disclosure has been amended to add discussion of current anticipated capital requirements relative to upcoming exploration contribution requirements, and other anticipated expenses.

  The discussion regarding the exploration and development of properties has been moved and revised as requested.

  The disclosure regarding governing laws and regulations has been revised as requested.

  This risk factor has been divided into two separate risk factors, as requested.  The two new risk factors are titled “Stockholders Will be Unable to Sell Their Shares if no Market Develops for Our Shares” and “If a Market for our Stock Develops, Sales of the Stock Offered in This Prospectus may Cause the Market Price to Decline”, respectively.

  The risk factor has been moved so that it follows “Anticipated Losses”, which is now titled, “Because We Expect to Incur Operating Losses For the Foreseeable Future, We May Not Generate Sufficient Revenues to Pay Expenses”, as requested.

  The going concern discussion has been revised as requested.

  The disclosure has been amended to include a statement to the effect that we have had no revenue to date.

  The disclosure has been amended to include factors so identified by our auditors in relation to our ability to continue as a going concern.

  Please note, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

  The table has been so revised.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
April 13, 2006

  The disclosure has been amended to explain what “crosses” are and an additional risk factor has been added, as requested.

  The table has been so revised, to reflect ownership of certain beneficial owners and management as of April 10, 2006.

  Please note, we have amended the disclosure to explain the circumstances under which Mr. Swanson was issued his shares, and the price at which those shares were issued. This disclosure is now consistent with note 5 to the financial statements.

  Please note that we, as yet, have no internet address or company we-page.

  The disclosure has been amended to explain the Strachan prospect in plain english.

  Please note that upon review of this disclosure, it was decided that the discussion of these terms was potentially confusing to investors and does not constitute material information for purposes of this registration statement.  Thus, the confusing language was removed or clarified.

  The reference has been so removed.

  The disclosure has been amended to include discussion of the involvement of other parties in the Strachan Prospect.

  The disclosure has been amended to discuss further benefits from operator’s expenditures to date.

  The disclosure has been amended to explain the statement regarding intangible value of the operator’s exploration team, including a brief description of the team.

  The disclosure has been generally amended so that the Odin Capital Agreement is described more succinctly, and in terms that are more comprehensible.

  The disclosure has been expanded to explain these statements, and address the questions presented.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
April 13, 2006

  The disclosure has been amended to define “paying quantities” and the operation of the formula has been clarified.

  The disclosure has been amended to more completely explain the process by which the operator markets a property’s production.

  Additional regulatory disclosure and discussion provided as directed.

  Additional regulatory disclosure and discussion provided as directed.

  The disclosure has been amended to better explain when the prospect is expected to be complete.

  Please note, there is no written agreement between Mr. Swanson and the Company regarding the space sharing arrangement they have.  The disclosure has been amended to better explain this arrangement.

  Please note, the disclosure has been amended so that the indicated discussion in Note 5 to the Notes to Financial Statements has also been disclosed under “Certain Relationships and Related Transactions”.

  The signature page has been amended to describe Mr. Swanson as principle executive officer, principle financial officer and sole director.

  We have reviewed Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” and acknowledge that the Staff interprets Article 2 to require the audit report of financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States.  As you know, as specified in that section, “certain of these registrants may be headquartered, conduct their principal operations, or have most of their assets, outside the US.”  Additionally, that section specifies that “The staff will consider all relevant factors in evaluating the appropriateness of the location from which the audit report is rendered.  The following factors are likely to be significant in those situations:”
  Are the majority of the registrant’s assets, revenues, and operations located outside the US?  A majority of our assets, revenues, and operations are located outside the US.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
April 13, 2006

  Are the majority of the registrant’s assets, revenues, and operations located in the country where the auditor resides?  A majority of our assets, revenues, and operations are located in Canada, the country where our auditor resides.

  Are the registrant’s management and accounting records located in the country where the auditor resides?  Our management and accounting records are located in Canada, the country where our auditor resides.

  Is the majority of the audit work conducted outside the US?  A majority of the audit work for our operations is conducted outside the US.

Additionally, we are informed and, therefore, believe that our auditors are significantly qualified to provide the necessary review and audit of our financial statements.  For this reason, and considering the responses to the factors specified above, we believe it is quite appropriate to have our audit report issued by our auditors.

  The disclosure has been so amended.

Hopefully, the information specified in this letter is completely responsive to the comments specified in your letter dated March 31, 2006.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Lodge Bay Oil & Gas Corp.

/s/ Barry Swanson

Barry Swanson, President and Director